Mail Stop 3561
		August 12, 2005


Bondy Tan, President
Global Innovative Systems, Inc.
16/F, Hang Seng Mongkok Building
677 Nathan Road, Mongkok
Kowloon, Hong Kong

Re:      Global Innovative Systems, Inc.
		Form 10-KSB for Fiscal Year Ended March 31, 2005
		Form 10-QSB for Fiscal Quarter Ended December 31, 2004 Supplemental Response letter dated July 5, 2005
		File No. 0-30299

Dear Mr. Tan:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the year ended March 31, 2005
Management`s Discussion and Analysis
Material Trends and Uncertainties, page 26

1. In the third paragraph of this section, you state that the company has recorded $1,546,683 in revenues from the contract with Versatech
Group Limited. In the following paragraph, you state that there is
"significant risk in collecting amounts due" on this contract. Due to the fact that there is doubt as to the collectibility of the receivable from the customer, please tell us if you have an allowance set up for this receivable. If not, please tell us tell us why you believe you have met the "collectibility is reasonably assured" criterion of SAB 104 for recognizing revenue relating to this contract.

Financial Statements
Form 10-QSB for the quarter ended December 31, 2004

2. Please file the Form 10-QSB for Global Innovative Systems pre-merger as of December 31, 2004.

      Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before September
2, 2005. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Babette Cooper at (202) 551-3396 or Terence
O`Brien at (202) 551-3355 if you have any questions.


Sincerely,



Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies


cc:	Cam McTavish, Clark Wilson LLP



??

??

??

??

Bondy Tan
Global Innovative Systems, Inc.
August 12, 2005
Page 1